SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                 Six Flags, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.025 per share
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                         (Title of Class of Securities)

                                    83001P109
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  September 8, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      83001P109              SCHEDULE 13D         PAGE 2 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Diaco Investments, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    9,020,700
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,020,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                9,020,700

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      83001P109              SCHEDULE 13D         PAGE 3 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Siget, L.L.C.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    9,020,700
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,020,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                9,020,700

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      83001P109              SCHEDULE 13D         PAGE 4 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Simon Glick
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    9,020,700
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,020,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                9,020,700

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      83001P109              SCHEDULE 13D         PAGE 5 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Seymour Pluchenik
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    9,020,700
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,020,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                9,020,700

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      83001P109              SCHEDULE 13D         PAGE 6 OF 11 PAGES
------------------------------                             ---------------------


ITEM 1.           SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.025 par value, of Six Flags, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131.

ITEM 2.           IDENTITY AND BACKGROUND.

          (a) This statement is filed by Diaco Investments, L.P., a Delaware limited partnership ("Diaco"), Siget, L.L.C., a Delaware limited liability company ("Siget"), Simon Glick and Seymour Pluchenik (collectively, the "Reporting Persons").

          (b) The principal business address of each of the Reporting Persons is 1271 Avenue of the Americas, 48th Floor, New York, New York 10020.

          (c) The principal business of Diaco is to make investments. Siget serves as the general partner of Diaco. Messrs. Glick and Pluchenik serve as managing members of Siget.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Diaco is a Delaware limited partnership. Siget is a Delaware limited liability company. Each of Messrs. Glick and Pluchenik are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the 9,020,700 Shares owned beneficially by the Reporting Persons is $64,390,169. Such Shares were acquired with investment funds of Diaco.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Shares for investment in the ordinary course of business, as they believed that the Shares, at market prices when acquired, were materially undervalued and represented an attractive investment opportunity.

         The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of
Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of any such discussions, the Issuer's financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with

------------------------------                             ---------------------
CUSIP NO.      83001P109              SCHEDULE 13D         PAGE 7 OF 11 PAGES
------------------------------                             ---------------------

respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation or taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on September 9, 2005, the Reporting Persons beneficially owned 9,020,700 Shares, constituting approximately 9.7% of the Shares outstanding.

         The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 93,106,528 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

         (b) Each of the Reporting Persons has shared voting and dispositive powers over the 9,020,700 Shares reported herein.

         (c) The following chart reflects the transactions in the Shares effected by the Reporting Persons during the past sixty days, all of which were effected by Diaco in open market purchases on the New York Stock Exchange through various brokerage entities.


      -----------------------------------------------------
          Trade Date          Quantity     Price per Share
      -----------------------------------------------------
           8/19/2005          100,000           6.56
      -----------------------------------------------------
           8/22/2005          110,000           6.48
      -----------------------------------------------------
           8/29/2005           40,000           6.99
      -----------------------------------------------------
           8/30/2005          170,400           7.01
      -----------------------------------------------------
           8/31/2005          322,600           7.05
      -----------------------------------------------------
           9/1/2005         2,017,300           7.02
      -----------------------------------------------------
           9/2/2005           472,000           6.86
      -----------------------------------------------------
           9/7/2005           767,700           7.17
      -----------------------------------------------------
           9/8/2005         2,201,200           7.30
      -----------------------------------------------------
           9/9/2005         2,819,500           7.20
      -----------------------------------------------------



         (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

         (e) Not applicable.

------------------------------                             ---------------------
CUSIP NO.      83001P109              SCHEDULE 13D         PAGE 8 OF 11 PAGES
------------------------------                             ---------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On September 12, 2005, the Reporting Persons entered into a Joint Acquisition Statement, in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares. A copy of such statement is attached hereto as Exhibit A. Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A. Joint Acquisition Statement, dated September 12, 2005.

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CUSIP NO.      83001P109              SCHEDULE 13D         PAGE 9 OF 11 PAGES
------------------------------                             ---------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2005





                                      By: /s/ Simon Glick
                                          ---------------------------
                                          Simon Glick, individually and as
                                          managing member of Siget, L.L.C., for
                                          itself and as the general partner of
                                          Diaco Investments, L.P.


                                      By: /s/ Seymour Pluchenik
                                          ---------------------------
                                          Seymour Pluchenik, individually and as
                                          managing member of Siget, L.L.C., for
                                          itself and as the general partner of
                                          Diaco Investments, L.P.

------------------------------                             ---------------------
CUSIP NO.      83001P109              SCHEDULE 13D         PAGE 10 OF 11 PAGES
------------------------------                             ---------------------

                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated September 12, 2005.

------------------------------                             ---------------------
CUSIP NO.      83001P109              SCHEDULE 13D         PAGE 11 OF 11 PAGES
------------------------------                             ---------------------

                                    Exhibit A

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)

        The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  September 12, 2005





                                     By: /s/ Simon Glick
                                         ---------------------------
                                         Simon Glick, individually and as
                                         managing member of Siget, L.L.C., for
                                         itself and as the general partner of
                                         Diaco Investments, L.P.


                                     By: /s/ Seymour Pluchenik
                                         ---------------------------
                                         Seymour Pluchenik, individually and as
                                         managing member of Siget, L.L.C., for
                                         itself and as the general partner of
                                         Diaco Investments, L.P.